UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-52904

CUSIP NUMBER 049838 204

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

ATTITUDE DRINKS INCORPORATED

Full Name of Registrant

Former Name if Applicable

712 U.S. Highway 1, Suite 200

Address of Principal Executive Office (Street and Number)

North Palm Beach, Florida 33408

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant filed a Form 8-K on July 14, 2014 stating that due to a delayed financing, the Company was not able to complete the annual audit of its operations and filing of the Form 10-K for the year ended March 31, 2014 as well as the completion and filing of the Form 10-Q for the three months ended June 30, 2014. In addition, we are not able to file the Form 10-Q for the six months ended September 30, 2014 as well as the Form 10-Q for the nine months ended December 31, 2014. The Company has just filed the Form 10-K for the year ended March 31, 2014 and will continue our efforts to file the June 30, 2014, September 30, 2014 and December 31, 2014 Form 10-Qs as soon as possible based on available capital. Based on receiving future financing, targeted dates for completing these past due filings are during the months of February and March 2015.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tommy E. Kee	(561) 227-2727
Name	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Delayed financing has not allowed the Company to complete and file the Form 10-Q for June 30, 2014 and September 30, 2014.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATTITUDE DRINKS INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 17, 2015

By: /s/ Tommy E. Kee

Name: Tommy E. Kee

Title: Chief Financial Officer and Principal Accounting Officer